REPORT OF FOREIGN PRIVATE ISSUER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: April 2017 (Report No. 3)

Commission file number: 001-35932

ALCOBRA LTD.
(Translation of registrant’s name into English)

Azrieli Triangle Building
132 Derech Menachem Begin 39th Floor
Tel Aviv 6701101 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):____

On April 27, 2017, the Economic Division of the District Court of Tel Aviv issued a temporary injunction against Brosh Capital L.P., Exodus Capital L.P., Amir Efrati and Asaf Frumerman (collectively, the “Brosh Group”) enjoining the Brosh Group from sending and distributing any notices, proxy statements and/or proxy cards to the shareholders of Alcobra Ltd. (“Alcobra”) in connection with the extraordinary general meeting of shareholders (“EGM”) called by the Brosh Group that is currently scheduled to take place on May 23, 2017.

The application for the temporary injunction filed by Alcobra asserts, among other things, that the Brosh Group did not have the legal right to issue its notice, proxy statement and card for the EGM and that these included material and fundamental errors which could result in significant damages to Alcobra and its shareholders.

A hearing on this matter has been scheduled for May 7, 2017. Alcobra intends to vigorously pursue its claims and to seek to obtain a permanent injunction to enjoin the meeting called for by the Brosh Group.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Forms S-8 (File No. 333-194875, File No. 333-202394 and 333-209947) of Alcobra, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By:	/s/ Dr. Yaron Daniely
Name:	Dr. Yaron Daniely
Chief Executive Officer and President

Date: April 27, 2017